Schedule 13D
                                 (Rule 13d-101)

 Information to Be Included in the Statements Filed Pursuant to Rule 13d-1(a)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934

                              ELLETT BROTHERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   288398100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 E. Wayne Gibson
                               267 Columbia Avenue
                          Chapin, South Carolina 29036
                                 (803) 345-3751
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 6, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].




                        (Continued on following 10 pages)


                               Page 1 of 11 pages

Cusip No. 288398100
                                       13D

====================================================================================================================================

                    NAME OF REPORTING PERSON
        1           I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)

                    Robert D. Gorham, Jr.
====================================================================================================================================
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a) [    ]
        2                                                                                            (b) [ X]

====================================================================================================================================

                    SEC USE ONLY
        3

====================================================================================================================================

                    SOURCE OF FUNDS
        4
                    BK
====================================================================================================================================

                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [  ]
        5

====================================================================================================================================

                    CITIZENSHIP OR PLACE OF ORGANIZATION
        6
                    United States of America
====================================================================================================================================

                                                 SOLE VOTING POWER
                                           7
              NUMBER OF                          -0-
                SHARES
             BENEFICIALLY
               OWNED BY
                 EACH
              REPORTING
                PERSON
                 WITH
====================================================================================================================================


                                                 SHARED VOTING POWER
                                           8
                                                 2,066,600 shares of Common Stock, no par value per share  (See Item 5)
====================================================================================================================================

                                                 SOLE DISPOSITIVE POWER
                                           9
                                                 -0-
====================================================================================================================================

                                          10     SHARED DISPOSITIVE POWER

                                                 2,066,600 shares of Common Stock, no par value per share  (See Item 5)
====================================================================================================================================

 11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,066,600 shares of Common Stock, no par value per share (See Item 5)
====================================================================================================================================

 12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                    [  ]
====================================================================================================================================

 13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.6% of the issued and outstanding shares of common stock, no par value per share  (See Item 5)
====================================================================================================================================

                    TYPE OF REPORTING PERSON
 14
                    IN
====================================================================================================================================


                               Page 2 of 11 pages






====================================================================================================================================

                    NAME OF REPORTING PERSON
        1           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    The Tuscarora Corporation
                    56-0851023
====================================================================================================================================

                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [     ]
        2                                                                     (b) [ X ]

====================================================================================================================================

                    SEC USE ONLY
        3

====================================================================================================================================

                    SOURCE OF FUNDS
        4
                    BK
====================================================================================================================================

                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [  ]
        5

====================================================================================================================================

                    CITIZENSHIP OR PLACE OF ORGANIZATION
        6
                    Delaware

====================================================================================================================================
                                                 SOLE VOTING POWER
                                           7
              NUMBER OF                          1,945,000 shares of Common Stock, no par value per share
                SHARES
             BENEFICIALLY
               OWNED BY
                 EACH
              REPORTING
                PERSON
                 WITH
====================================================================================================================================

                                                 SHARED VOTING POWER
                                           8
                                                 -0-
====================================================================================================================================

                                                 SOLE DISPOSITIVE POWER
                                           9
                                                 1,945,000 shares of Common Stock, no par value per share
====================================================================================================================================

                                                 SHARED DISPOSITIVE POWER
                                          10
                                                 -0-
====================================================================================================================================

                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                    1,945,000 shares of Common Stock, no par value per share
====================================================================================================================================

                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        12          [  ]
====================================================================================================================================

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.6 % of the issued and outstanding shares of common stock, no par value per share
====================================================================================================================================

                    TYPE OF REPORTING PERSON
        14
                    CO
====================================================================================================================================

                               Page 3 of 11 pages





====================================================================================================================================

                    NAME OF REPORTING PERSON
        1           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    E. Wayne Gibson
====================================================================================================================================

                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [     ]
        2                                                                         (b) [ X ]

==================================================================================================================================

                    SEC USE ONLY
        3

====================================================================================================================================

                    SOURCE OF FUNDS
        4
                    BK

====================================================================================================================================

                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]
        5

====================================================================================================================================

                    CITIZENSHIP OR PLACE OF ORGANIZATION
        6
                    United States of America

====================================================================================================================================

                                                 SOLE VOTING POWER
                                           7
              NUMBER OF                          550,000 shares of Common Stock, no par value per share
                SHARES
             BENEFICIALLY
               OWNED BY
                 EACH
              REPORTING
                PERSON
                 WITH

====================================================================================================================================

                                                 SHARED VOTING POWER
                                           8
                                                 2,066,600 (See Item 5)

====================================================================================================================================

                                                 SOLE DISPOSITIVE POWER
                                           9
                                                 550,000 shares of Common Stock, no par value per share

====================================================================================================================================

                                                 SHARED DISPOSITIVE POWER
                                          10
                                                 2,066,600 (See Item 5)
====================================================================================================================================

                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                    2,616,600 shares of Common Stock, no par value per share (See Item 5)

====================================================================================================================================

                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        12          [  ]

====================================================================================================================================

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    64.1 % of the issued and outstanding shares of common stock, no par value per share (See Item 5)

====================================================================================================================================

                    TYPE OF REPORTING PERSON
        14
                    IN
====================================================================================================================================

                               Page 4 of 11 pages



====================================================================================================================================



                    NAME OF REPORTING PERSON
        1           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    EWG Investments, Inc.
                    56-1579870
====================================================================================================================================

                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [     ]
        2                                                                         (b) [ X ]

====================================================================================================================================

                    SEC USE ONLY
        3

====================================================================================================================================

                    SOURCE OF FUNDS
        4
                    BK
====================================================================================================================================

                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]
        5

====================================================================================================================================

                    CITIZENSHIP OR PLACE OF ORGANIZATION
        6
                    North Carolina
====================================================================================================================================

                                                 SOLE VOTING POWER
                                           7
              NUMBER OF                          550,000 shares of Common Stock, no par value per share
                SHARES
             BENEFICIALLY
               OWNED BY
                 EACH
              REPORTING
                PERSON
                 WITH
====================================================================================================================================

                                                  SHARED VOTING POWER
                                           8
                                                 -0-
====================================================================================================================================

                                                 SOLE DISPOSITIVE POWER
                                           9
                                                 550,000 shares of Common Stock, no par value per share

====================================================================================================================================

                                                 SHARED DISPOSITIVE POWER
                                          10
                                                 -0-
====================================================================================================================================

                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                    550,000 shares of Common Stock, no par value per share
====================================================================================================================================

                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        12          [  ]
====================================================================================================================================

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.5 % of the issued and outstanding shares of common stock, no par value per share
====================================================================================================================================

                    TYPE OF REPORTING PERSON
        14
                    CO
====================================================================================================================================

                               Page 5 of 11 pages

ITEM 1.  SECURITY AND ISSUER

                  This Statement relates to the common stock, no par value, of Ellett Brothers, Inc., a South Carolina corporation (the "Company"). The principal executive offices of the Company are located at 267 Columbia Avenue, Chapin, SC 29036.

ITEM 2.  IDENTITY AND BACKGROUND

                  This Schedule 13D is being filed jointly by the following reporting persons:

(A)                        Robert D. Gorham, Jr.
                           Residence or Business Address:                       Tarrytown Office Plaza
                                                                                Sunset Avenue
                                                                                Suite 2442 (27804)
                                                                                Post Office Box 912
                                                                                Rocky Mount, North Carolina  27802
                           Principal Occupation or Employment:                  Investments
                           Name of Employer:                                    The Tuscarora Corporation
                           Principal Business of Employer:                      Investments
                           Principal Address of Employer:                       Same as business address
                           Citizenship: United States of America

(B)                        The Tuscarora Corporation
                           State of Incorporation: Delaware
                           Principal Business:                                  Investments
                           Principal Business & Office Address:                 Tarrytown Office Plaza
                                                                                Sunset Avenue
                                                                                Suite 2442 (27804)
                                                                                Post Office Box 912
                                                                                Rocky Mount, North Carolina 27802


(C)                        E. Wayne Gibson
                           Residence or Business Address:                       Tarrytown Office Plaza
                                                                                Sunset Avenue
                                                                                Suite 2442 (27804)
                                                                                Post Office Box 912
                                                                                Rocky Mount, North Carolina  27802
                           Principal Occupation or Employment:                  Investments
                           Name of Employer:                                    The Tuscarora Corporation
                           Principal Business of Employer:                      Investments
                           Principal Address of Employer:                       same as business address
                           Citizenship: United States of America

(D)                        EWG Investments, Inc.
                           State of Incorporation:                              North Carolina
                           Principal Business:                                  Investments
                           Principal Business & Office Address:                 Tarrytown Office Plaza
                                                                                Sunset Avenue


                               Page 6 of 11 pages




                                                                                Suite 2442 (27804)
                                                                                Post Office Box 912
                                                                                Rocky Mount, North Carolina 27802

         None of the above-listed reporting persons has been, during the last five years, (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The funds to be used in making the proposed purchases described in Item 4 of this Statement will probably be borrowed from more than one lender. Because the most appropriate financing of the proposed transaction is still being determined, the names of the parties involved in such loans, if any, are not yet available.

ITEM 4.  PURPOSE OF TRANSACTION

                  On November 6, 2000, The Tuscarora Corporation, Tuscarora Marketing, Inc., and EWG Investments, Inc. presented to the Company's Board of Directors a proposal, subject to certain terms and conditions, for the merger of the Company with a company to be formed by The Tuscarora Corporation, Tuscarora Marketing, Inc., and EWG Investments, Inc., pursuant to which the stockholders of the Company other than the reporting persons would receive $2.75 per share in cash for their shares of common stock. The proposed transaction was subject, among other things, to (i) entering into a definitive merger agreement with the Company, (ii) approval of the transaction by the Company's stockholders, (iii) the completion of all necessary governmental and regulatory filings required to be filed in connection with the transaction, (iv) the receipt of all applicable governmental and regulatory approvals that are required to be obtained by the parties and the expiration of any applicable waiting periods, and (v) obtaining financing for the transaction on terms and conditions reasonably acceptable to The Tuscarora Corporation, Tuscarora Marketing, Inc., and EWG Investments, Inc. A copy of the proposal is attached hereto as Exhibit 2 to this Statement.

                  At a meeting of the Company's Board of Directors on November 6, 2000, the Board of Directors referred the proposal to a special committee to engage financial and legal advisors to assist it in evaluating and considering the proposal. At a meeting of the special committee of the Company's Board of Directors on November 6, 2000, the special committee conditioned its recommendation of the proposed transaction to the Board of Directors on the special committee's receipt of a fairness opinion from the financial advisor stating that the proposed transaction is fair, from a financial point of view, to the stockholders of the Company.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

                  Robert D. Gorham, Jr.'s aggregate beneficial ownership interest and percentage of the class of securities identified pursuant to Item 1 equals 2,066,600 shares and 50.6 %, respectively, of the common stock, no par value per share. This amount of shares is the sum of 1,945,000 shares held of record by The Tuscarora Corporation, 40,000 shares held of record by Tuscarora Marketing Group, Inc., and 81,600 shares held of record by Tuscarora Foundation, Inc. Mr. Gorham is the majority shareholder and a director of The Tuscarora Corporation, the sole shareholder and a director of Tuscarora Marketing Group, Inc., and a director and trustee of Tuscarora Foundation, Inc. Mr. Gorham has the sole power to dispose or to direct the disposition of zero shares of common stock, shared power to vote or to direct the vote of 2,066,600 shares of common stock, sole

                             Page 7 of 11 pages
power to dispose or to direct the disposition of zero shares of common stock, and shared power to dispose or to direct the disposition of 2,066,600 shares of common stock.

                  The Tuscarora Corporation's aggregate beneficial ownership interest and percentage of the class of securities identified pursuant to Item 1 equals 1,945,000 shares and 47.6%, respectively, of the common stock, no par value per share. All of these 1,945,000 shares are held of record by The Tuscarora Corporation. The Tuscarora Corporation has the sole power to dispose or to direct the disposition of 1,945,000 shares of common stock, shared power to vote or to direct the vote of zero shares of common stock, sole power to dispose or to direct the disposition of 1,945,000 shares of common stock, and shared power to dispose or to direct the disposition of zero shares of common stock.

                  E. Wayne Gibson's aggregate beneficial ownership interest and percentage of the class of securities identified pursuant to Item 1 equals 2,616,600 shares and 53.1%, respectively, of the common stock, no par value per share. This amount of shares is the sum of: (i) 550,000 shares held of record by EWG Investments, Inc., a corporation in which Mr. Gibson is the sole shareholder and President, (ii) 1,945,000 shares held of record by The Tuscarora Corporation, a corporation in which Mr. Gibson is President, a director, and a principal shareholder, (iii) 40,000 shares held of record by Tuscarora Marketing Group, Inc., a corporation in which Mr. Gibson is President and a director, and
(iv) 81,600 shares held of record by Tuscarora Foundation, Inc., a corporation in which Mr. Gibson is a trustee and a director. Mr. Gibson disclaims beneficial ownership of all shares of common stock owned by The Tuscarora Corporation, Tuscarora Marketing Group, Inc., and Tuscarora Foundation, Inc. Mr. Gibson has the sole power to dispose or to direct the disposition of 550,000 shares of common stock, shared power to vote or to direct the vote of 2,066,600 shares of common stock, sole power to dispose or to direct the disposition of 550,000 shares of common stock, and shared power to dispose or to direct the disposition of 2,066,600 shares of common stock.

                  EWG Investments, Inc.'s aggregate interest and percentage of the class of securities identified pursuant to Item 1 equals 550,000 shares and 13.5%, respectively, of the common stock, no par value per share. All of these 550,000 shares are held of record by EWG Investments, Inc. EWG Investments, Inc. has the sole power to dispose or to direct the disposition of 550,000 shares of common stock, shared power to vote or to direct the vote of zero shares of common stock, sole power to dispose or to direct the disposition of 550,000 shares of common stock, and shared power to dispose or to direct the disposition of zero shares of common stock.

                  None of the above-listed persons have effected any transactions in the Company's securities beneficially owned by them during the past 60 days. No persons other than those listed above are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above-described securities.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

(1)      Joint Acquisition Statement as required by Rule 13d-1(k)(1)(iii).

(2)      Proposal dated as of November 6, 2000.

                               Page 8 of 11 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Dated:   November 15, 2000

                                 /s/ Robert D. Gorham, Jr.
                                     ------------------------------------
                                     Robert D. Gorham, Jr.


                                 THE TUSCARORA CORPORATION



                                By: /s/ E. Wayne Gibson
                                    --------------------------------------
                                        E. Wayne Gibson
                                        President



                                  /s/ E. Wayne Gibson
                                  ----------------------------------------
                                      E. Wayne Gibson


                               EWG INVESTMENTS, INC.

                               By: /s/ E. Wayne Gibson
                                   ----------------------------------------
                                       E. Wayne Gibson
                                         President

                               Page 9 of 11 pages

                                    EXHIBIT 1

                           Joint Acquisition Statement

         The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached is filed on behalf of each of the undersigned.

November 15, 2000

                                 /s/ Robert D. Gorham, Jr.
                                     ------------------------------------
                                     Robert D. Gorham, Jr.


                                 THE TUSCARORA CORPORATION



                                 By: /s/ E. Wayne Gibson
                                    --------------------------------------
                                        E. Wayne Gibson
                                        President



                                  /s/ E. Wayne Gibson
                                  ----------------------------------------
                                      E. Wayne Gibson


                               EWG INVESTMENTS, INC.

                               By: /s/ E. Wayne Gibson
                                   ----------------------------------------
                                       E. Wayne Gibson
                                         President


                               Page 10 of 11 pages

                                    EXHIBIT 2

                                    Proposal

                                OFFER TO PURCHASE


To:      The Board of Directors of Ellett Brothers, Inc.

The undersigned, collectively holding a majority of the outstanding shares of common stock of Ellett Brothers, Inc., do hereby make an offer to merge Ellett Brothers, Inc. into a new company to be created by the undersigned, or by the shareholders of the undersigned, on the following basic terms and conditions:

1. Price - The undersigned will exchange their shares in Ellett Brothers, Inc. for equity in the newly formed company. All other shareholders will receive cash in the amount of $2.75 per share.

2. Conditions - The undersigned's obligation to consummate this merger is conditioned upon the following:

      a. The approval of the transaction by the shareholders of the Company in accordance with the By-Laws of Ellett Brothers, Inc.,

      b. The securing of financing on terms and conditions reasonably acceptable to the undersigned,

      c. The negotiation of a formal merger agreement acceptable to both parties,

      d. The completion of all necessary governmental and regulatory filings required to be filed in connection with the transaction, and

      e. The receipt of all applicable governmental and regulatory approvals that are required to be obtained by the parties and the expiration of any applicable waiting periods.

3. Closing - Signing of the Merger Agreement and closing will occur immediately following the vote of the shareholders approving the merger.

Executed as of the 6th day of November, 2000.


The Tuscarora Corporation


By:   /s/ E. Wayne Gibson
    --------------------------------


Tuscarora Marketing Group, Inc.


By:   /s/ E. Wayne Gibson
    --------------------------------


EWG Investments, Inc.


By:   /s/ E. Wayne Gibson
    --------------------------------

                               Page 11 of 11 pages